# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIDA SENIOR LIVING, INC., CIK 0001043000
CUSIP: 140475104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 16301 QUORUM DRIVE, SUITE 160A, ADDISON, Texas (TX), 75001
Date of event which requires filing of this statement: 11/04/2025
Amends the filing with accession number 0001539497-24-001757
Filed by CIK 0001588901
Persons authorized to receive notices and communications: Shmuel Lieberman, c/o GF Investments, 810 Seventh Avenue, 28th Floor, New York, New York (NY), 10019, (212) 259-0300; Robert W. Downes, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Seymour Pluchenik: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,699,593; sole dispositive power 0; shared dispositive power 2,699,593; aggregate amount beneficially owned 2,699,593 (14.3% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 242,752 shares of common stock, $0.01 par value ("Common Stock"), of Sonida Senior Living, Inc., a Delaware corporation (the "Issuer") owned by PF Investors, LLC ("PF Investors") and 2,456,841 shares of Common Stock owned by Silk Partners, LP ("Silk").
  
  2. With respect to row (13), this calculation is based on 18,823,108 shares of Common Stock outstanding as of August 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed by the Issuer on August 11, 2025.
- Sam Levinson (CIK 0001588901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,456,841; sole dispositive power 0; shared dispositive power 2,456,841; aggregate amount beneficially owned 2,456,841 (13.1% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 2,456,841 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on 18,823,108 shares of Common Stock outstanding as of August 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed by the Issuer on August 11, 2025.
- Simon Glick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,456,841; sole dispositive power 0; shared dispositive power 2,456,841; aggregate amount beneficially owned 2,456,841 (13.1% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 2,456,841 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on 18,823,108 shares of Common Stock outstanding as of August 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed by the Issuer on August 11, 2025.
- Silk Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,456,841; shared voting power 0; sole dispositive power 2,456,841; shared dispositive power 0; aggregate amount beneficially owned 2,456,841 (13.1% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (7) and (9), represents 2,456,841 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on 18,823,108 shares of Common Stock outstanding as of August 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed by the Issuer on August 11, 2025.
- Siget NY Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,456,841; sole dispositive power 0; shared dispositive power 2,456,841; aggregate amount beneficially owned 2,456,841 (13.1% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 2,456,841 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on 18,823,108 shares of Common Stock outstanding as of August 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed by the Issuer on August 11, 2025.
- 1271 Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,456,841; sole dispositive power 0; shared dispositive power 2,456,841; aggregate amount beneficially owned 2,456,841 (13.1% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (8) and (10), represents 2,456,841 shares of Common Stock, owned by Silk.
  
  2. With respect to row (13), this calculation is based on 18,823,108 shares of Common Stock outstanding as of August 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed by the Issuer on August 11, 2025.
- PF Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 242,752; shared voting power 0; sole dispositive power 242,752; shared dispositive power 0; aggregate amount beneficially owned 242,752 (1.3% of the class); the aggregate amount excludes certain shares
  Comment: 1. With respect to rows (7) and (9), represents 242,752 shares of Common Stock owned by PF Investors.
  
  2. With respect to row (13), this calculation is based on 18,823,108 shares of Common Stock outstanding as of August 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed by the Issuer on August 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SONIDA SENIOR LIVING, INC.
Address of issuer's principal executive offices: 16301 QUORUM DRIVE, SUITE 160A, ADDISON, Texas (TX), 75001
Comment:
This Amendment No. 12 (this "Amendment") amends and supplements the statement on Schedule 13D filed by Sam Levinson, Silk Partners, LP, Siget NY Partners, L.P, 1271 Associates, LLC, Seymour Pluchenik, Siget, LLC, Simon Glick and PF Investors, LLC (the "Reporting Persons") on September 10, 2018, as amended by Amendment No. 1 to Schedule 13D filed on October 9, 2018, Amendment No. 2 to Schedule 13D filed on June 5, 2019, Amendment No. 3 to Schedule 13D filed on July 1, 2019, Amendment No. 4 to Schedule 13D filed on August 17, 2021, Amendment No. 5 to Schedule 13D filed on September 13, 2021, Amendment No. 6 to Schedule 13D filed on October 4, 2021, Amendment No. 7 to Schedule 13D filed on November 9, 2021, Amendment No. 8 to Schedule 13D filed on December 10, 2021, Amendment No. 9 to Schedule 13D filed on February 5, 2024, Amendment No. 10 to Schedule 13D filed on March 25, 2024 and Amendment No. 11 to Schedule 13D filed on August 19, 2024 (the "Schedule 13D"), relating to the beneficial ownership of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

On November 4, 2025, in connection with the equity financing for the proposed merger described in Item 6 below, Silk entered into an investment agreement (the "Silk Investment Agreement") with the Issuer. Pursuant to the Silk Investment Agreement, Silk has agreed to fund an aggregate amount of $10,000,011.28 in exchange for the issuance of 373,972 shares of Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933 (the "Securities Act") at a price of $26.74 per share. Silk expects to use a portion of its working capital to fund the investment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

The information set forth in Item 6 is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Except as specifically set forth below, no changes.

Item 5(a) is hereby amended and restated in its entirety as follows:

Messrs. Levinson and Glick, Silk, Siget, Siget NY and 1271 Associates may be deemed to beneficially own 2,456,841 shares of Common Stock, or approximately 13.1% of the outstanding shares of Common Stock. Mr. Pluchenik may be deemed to beneficially own 2,699,593 shares of Common Stock, or approximately 14.3% of the outstanding shares of Common Stock. PF Investors may be deemed to beneficially own 242,752 shares of Common Stock, or approximately 1.3% of the outstanding shares of Common Stock. The foregoing percentage calculations are based on 18,823,108 shares of Common Stock outstanding as of August 7, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed by the Issuer on August 11, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is supplemented as follows:

Except as set forth in Item 4, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented as follows:

On November 4, 2025, Silk entered into the Silk Investment Agreement with the Issuer. Pursuant to the Silk Investment Agreement, Silk has agreed to fund an aggregate amount of $10,000,011.28 in exchange for the issuance of 373,972 shares of Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act at a price of $26.74 per share.

The Silk Investment Agreement was entered into in connection with the equity financing contemplated by the definitive agreement and plan of merger (the "Merger Agreement"), dated as of November 4, 2025, among the Issuer, SSL Sparti LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer, Sparti Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of SSL Sparti LLC, CNL Healthcare Properties, Inc., a Maryland corporation, and CHP Merger Corp., a Maryland corporation and a wholly owned subsidiary of CNL Healthcare Properties, Inc. The Merger Agreement provides, among other things, for a business combination (the "CHP Merger") of the Issuer and CNL Healthcare Properties, Inc., through a series of steps as a result of which the Issuer will have indirectly acquired 100% of the outstanding shares of CNL Healthcare Properties, Inc. The Issuer will use the proceeds from the equity financing pursuant to the Silk Investment Agreement (the "Equity Financing") to fund a portion of the cash consideration required for the consummation of the transactions under the Merger Agreement.

Silk's closing on the Equity Financing (the "Equity Financing Closing") is conditioned on, among other things, the Issuer's confirmation of occurrence of the CHP Merger substantially concurrently with the issuance of the Common Stock in connection with the Equity Financing.

In connection with the closing of the Equity Financing under the Silk Investment Agreement, Silk and the Issuer will enter into an amended and restated investor rights agreement (the "Investor Rights Agreement"), and (ii) the Issuer, Silk, PF Investors, LLC (together with Silk, the "Silk Parties") and certain other investors the Issuer will enter into an amended and restated registration rights agreement (the "Registration Rights Agreement"), each in the substantially final forms attached to each of the Silk Investment Agreement.

The foregoing description of the Silk Investment Agreement and the transactions contemplated by the Silk Investment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Silk Investment Agreement, which is filed as Exhibit 5 to this Amendment and is incorporated herein by reference.

Investor Rights Agreement

Under the Investor Rights Agreement, prior to the Beneficial Ownership Threshold Date (as defined below), Silk will have the right to designate one representative to the board of directors of the Issuer (the "Board"). The "Beneficial Ownership Threshold Date" is defined as (i) on or prior to the date of the Issuer's 2029 annual meeting of stockholders, the date on which Silk and its affiliates (the "Silk Entities") beneficially own less than the lesser of (a) 4% of the outstanding shares of Common Stock on an as-converted basis or (b) the number of shares of Common Stock held by the Silk Entities on the date of the Equity Financing Closing (proportionately adjusted for any subdivision or combination of Common Stock by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) and (ii) following the date of the Issuer's 2029 annual meeting of stockholders, the date on which the Silk Entities beneficially own less than 5% of the outstanding shares of Common Stock on an as-converted basis.

Common Stock issued to Silk pursuant to the Silk Investment Agreement will not be subject to contractual transfer restrictions. For a period of 18 months following the Equity Financing Closing, Silk will be subject to standstill provisions pursuant to which, among other things and subject to certain exceptions, it will be prohibited from directly or indirectly (i) submitting stockholder proposals, taking any action to nominate directors, remove directors or change the composition of the Board (in each case, other than the Board representative appointed by Silk) and engaging in any proxy solicitation with respect to Common Stock and (ii) initiating or proposing to call a special meeting of the Issuer's stockholders.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the substantially final form of the Investor Rights Agreement, which is attached to each of the Silk Investment Agreement and is incorporated herein by reference.

Registration Rights Agreement

Under the Registration Rights Agreement, the Issuer will be required to file a shelf registration statement covering the resale of all Issuer equity securities acquired by Conversant Capital LLC and its affiliates (the "Conversant Parties") and the Silk Parties (collectively, the "Investor Parties") prior to and pursuant to the closing of the Equity Financing as soon as reasonably practicable following the Equity Financing Closing and no later than three months thereafter, and will be required to use reasonable best efforts to cause the registration statement to become effective as soon as practicable after the filing. Pursuant to the terms of the Registration Rights Agreement, the Silk Parties will have one demand registration right. Additionally, the Investor Parties will be permitted to make four demands that the Issuer consummate a "takedown" off of any such registration statement within any 12-month period (subject to certain limitations and customary conditions, including a minimum aggregate offering price of $10,000,000). Furthermore, the Investor Parties will have piggyback registration rights when the Issuer proposes to register its equity securities.

For so long as the Silk Parties own 5% or more of the outstanding shares of Common Stock on an as-converted basis, they will agree to enter into customary lock-up agreements in connection with any underwritten public offering of Issuer equity securities (with the applicable lock-up period not to exceed 60 days) with managing underwriters of such offering.

The Issuer shall use reasonable best efforts to keep the shelf registration statement continuously effective at all times until the earlier of (i) the date when all of the Registrable Securities (as defined in the Registration Rights Agreement) covered by such shelf registration statement have been sold, and (ii) the later of the date on which (A) each Investor Party is able to sell the Registrable Securities without restriction (including any volume limitation) pursuant to Rule 144 promulgated under the Securities Act, and (B) each participating Investor Party together with its Affiliates collectively beneficially own less than 10% of the outstanding shares of Common Stock on an as-converted basis.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the substantially final form of the Registration Rights Agreement, which is attached to the Silk Investment Agreement and is incorporated herein by reference.

Under the existing investor rights agreement, entered into in November 2021, Silk has the right to designate two representatives to the Board for so long as Silk and its affiliates beneficially own at least 5% of the outstanding shares of Common Stock on an as-converted basis. Silk has designated Noah R. Beren and Shmuel S.Z. Lieberman as the Silk representatives. As noted above, following the consummation of the CHP Merger and the Equity Financing, Silk will have the right to designate one Board representative until the Beneficial Ownership Threshold Date. As a result, it is expected that at least one of the current Silk representatives will resign from the Board in connection with the consummation of the CHP Merger and the Equity Financing and Silk at that time will have one representative on the Board.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented as follows:

Investment Agreement, dated as of November 4, 2025, by and between Sonida Senior Living, Inc. and Silk Partners, LP.

INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of September 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on September 10, 2018).

Exhibit 2 Form of Investor Rights Agreement, by and among the Issuer, Silk and the Conversant Investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 4, 2021).

Exhibit 3 Securities Purchase Agreement, dated as of February 1, 2024, by and among the Issuer and the Purchasers listed on Annex A thereto (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on February 5, 2024).

Exhibit 4 Lock-Up Agreement, dated as of August 15, 2024 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on August 19, 2024).

Exhibit 5 Investment Agreement, dated as of November 4, 2025, by and between Sonida Senior Living, Inc. and Silk Partners, LP (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by the Issuer on November 5, 2025).

## Signatures
- Seymour Pluchenik: /s/ Seymour Pluchenik, Seymour Pluchenik (11/06/2025)
- Sam Levinson: /s/ Sam Levinson, Sam Levinson (11/06/2025)
- Simon Glick: /s/ Simon Glick, Simon Glick (11/06/2025)
- Silk Partners, LP: /s/ Seymour Pluchenik, Siget NY Partners, LP, a New York limited partnership and general partner of Silk Partners, LP, by Seymour Pluchenik, Managing Member (11/06/2025)
- Silk Partners, LP: /s/ Seymour Pluchenik, 1271 ASSOCIATES, LLC, a Delaware limited liability company, and general partner of Siget NY Partners, LP, by Seymour Pluchenik, Managing Member (11/06/2025)
- Siget NY Partners, L.P.: /s/ Seymour Pluchenik, 1271 ASSOCIATES, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P. by Seymour Pluchenik, Managing Member (11/06/2025)
- 1271 Associates, LLC: /s/ Seymour Pluchenik, Seymour Pluchenik/ Managing Member (11/06/2025)
- PF Investors, LLC: /s/ Seymour Pluchenik, Seymour Pluchenik/ Manager (11/06/2025)